Nature’s Miracle Holding Inc.

3281 E. Guasti Road, Suite 175

Ontario, CA 91761

July [*], 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Aliya Ishmukhamedova

Jeff Kauten

Re:	Nature’s Miracle Holding Inc.

Registration Statement on Form S-1

File No. 333-280066

Filed June 7, 2024

Ladies and Gentlemen:

Nature’s Miracle Holding Inc., a Delaware corporation (the “Company”), hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated July 1, 2024 on the Company’s Registration Statement on Form S-1 previously submitted on June 7, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its registration statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission.

For ease of review, the Staff’s comments are repeated below and are followed by our responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form S-1

We may require additional financing to achieve our business goals..., page 16

1.	You state here that “[t]he CEA products manufacturing and sales business is extremely capital-intensive and [you] expect to expend significant resources to complete the build- out of [your] facilities, scale [your] production capacity, and develop new products.” Additionally, you state on page 18, that you “are setting up a manufacturing facility for grow lights in Manitoba, Canada.” Please quantify the anticipated expenditures that will be required to complete the facilities as you describe in this section. Additionally, revise to disclose the specific stage of development the company has currently achieved.

Response:

Please be advised that as of the date of the Revised Registration Statement, we do not intend to establish a manufacturing facility in Manitoba, Canada currently. However, we may establish a manufacturing facility in other locations in North America in the future. We have edited the disclosures as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.	We note that the projected revenues for 2023 were $126.9 million, as set forth in the prospective financial information from NMI’s management’s projections prepared and provided to the Lakeshore Board in connection with its evaluation of the Business Combination. We also note that your actual revenue for year ended December 31, 2023 was approximately $8.9 million. It appears that you missed your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response:

Please be advised that we have added the following risk factor: “Our projected revenues for the 2023 fiscal year were $126.9 million while our actual revenue for the year ended December 31, 2023 for Nature’s Miracle, Inc. was approximately $8.9 million, indicating a significant miss in our revenue projection which may result in several risks that may threaten our operational viability and could materially adversely affect our business, financial condition and results of operations.” In addition, we have edited the applicable disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section as requested.

Facilities, page 57

3.	Considering that you believe your existing facilities are adequate for your needs at this time, please expand your disclosure on the conditions that should be met for you to set up additional facilities in North America you mention on pages 2, 18, 33, 43.

Response:

Please be advised that we have edited the applicable disclosures to disclose that we may establish a manufacturing facilities in the near future.

General

4.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on page 24 that “[t]o the extent [you] issue shares of Common Stock to effect a future business combination, the potential for the issuance of a substantial number of additional shares upon exercise of the warrants could make [you] a less attractive acquisition vehicle in the eyes of a target business.”

●	You state on page 59 that “no later than ten trading days following the closing of the Business Combination, Lakeshore will pay a commitment fee in an amount equal to $300,000.”

●	Related Party Loans section, e.g., you state on page 74 that “[e]ach working capital loan would be evidenced by a promissory note and would either be paid upon consummation of Lakeshore’s initial business combination, without interest, or, at the lender’s discretion, up to $500,000 of the working capital loan may be converted upon consummation of Lakeshore’s business combination into additional Private Units at a price of $10.00 per unit. If Lakeshore does not complete a business combination, the working capital loan will only be repaid with funds not held in the Trust Account and only to the extent available.”

Response:

Please be advised that we have edited the applicable disclosures throughout the filing and addressed areas that needed updating or that had inconsistencies.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP.

Thank you for your time and attention.

Sincerely,

James Li
Chief Executive Officer